05010384

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

File No. 82-34814

August 5, 2005

SEC MAIL PROCESSING RECEIVED AUG 10 2005 WASH, D.C. 190 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

SUPPL

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Press Release dated July 19, 2005 (Change of Representative Director)

2. Press Release dated July 29, 2005 (Financial information for the first quarter of the fiscal year ending March 31, 2006)

3. Extraordinary Report dated July 20, 2005 and the amendment thereof

4. Public disclosure of business activities and financial positions in July 2005

In addition, attached as Annex A is a list of documents enclosed, and attached as Annex B is a description of documents that we are also required to provide under Rule 12g3-2(b).

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

If you have any further questions or requests for additional information please do not hesitate to contact Shoichi Ohama at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

The Bank of Yokohama, Ltd.

By ______________________

Name: Shoichi Ohama
Title: Chief Representative of
New York Representative Office

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Facsimile 81-45-225-1160

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 10 2005
WASH., D.C. 190

092473-0002-08226-Tokyo.2010895.1

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press Release dated July 19, 2005 (Change of Representative Director) (attached hereto as Exhibit A-1)

(2) Press Release dated July 29, 2005 (Financial information for the first quarter of the fiscal year ending March 31, 2006) (attached hereto as Exhibit A-2)

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX B

DESCRIPTION OF DOCUMENTS REQUIRED TO PROVIDE

B. JAPANESE LANGUAGE DOCUMENTS

(1) Extraordinary Report dated July 20, 2005 and the amendment thereof

Extraordinary Report dated July 20, 2005 submitted to the Director of Kanto Local Finance Bureau in connection with the change of representative director, and the amendment thereof.

(2) Public disclosure of business activities and financial positions in July 2005

Public disclosure of business activities and financial positions in July 2005 describing the Bank's capital, management, business, financial statements for the year ended March 31, 2005 and other matters concerning the Bank.

July 19, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Change of Representative Director

The Bank of Yokohama (President Tadashi Ogawa) will change the Representative Director as follows.

Changes of Representative Director

(1) Reasons for Changes

As of July 19, 2005, current Representative Director, Shinobu Suzuki will be newly appointed as Director

(2) Name, Position and Date of Appointment of New Officer

【As of July 19, 2005】

Name	New Position	Current Position
Shinobu Suzuki	Director	Representative Director

File No. 82-34814
Exhibit A-2
July 29, 2005
The Bank of Yokohama. Ltd.

Summary of Financial Results for the 1st Quarter of the Fiscal Year ending March 31, 2006(Consolidated)

平成 18 年 3 月期 第 1 四半期財務・業績の概況（連結）

Company Name: The Bank of Yokohama Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

1. **Accounting Policy**
   (1)Simplified accounting method is applied.
   (2)No changes in accounting methods.
   (3)No changes in scope of consolidation and application of the equity method.

2. **Income Status**

(Unit: Million of yen)

	Ordinary Income 経常収益	Ordinary Profit 経常利益	Net Income 四半期(当期)純利益
1st Quarter FY2005	55,568(△3.6%)	19,675(13.2%)	12,660(21.8%)
1st Quarter FY2004	57,683 (－)	17,373(－)	10,390(－)
(Reference)FY2004	260,599	96,482	57,706

	Basic Net Income per Share 1 株当たり四半期(当期)純利益	Diluted Net Income per Share 潜在株式調整後 1 株当たり四半期(当期)純利益
1st Quarter FY2005	¥8.97	¥8.96
1st Quarter FY2004	¥8.31	¥6.77
(Reference)FY2004	¥42.22	¥39.64

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. **Capital Status**

(Unit: Million of yen)

	Total Assets 総資産	Total Stockholders' Equity 株主資本	Capital ratio 株主資本比率	Stockholders' Equity per Share 1 株当たり株主資本
1st Quarter FY2005	10,538,486	597,148	5.6%	¥423.16
1st Quarter FY2004	10,247,158	608,603	5.9%	¥397.16
(Reference)FY2004	10,690,128	596,886	5.5%	¥422.95

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

[Appendix]
〔添付資料〕

1. Consolidated Balance Sheet (*Unaudited*)
1. 四半期連結貸借対照表

(Unit:millions of yen)

		1st Quarter FY2005(A)	1st Quarter FY2004(B)	Increase/(Decrease) (A)-(B)	FY2004 (Reference)(C)	Increase/(Decrease) (A)-(C)
ASSETS:	(資産の部)					
Cash and due from banks	現金預け金	624,067	653,715	(29,648)	566,483	57,584
Call loans and bills bought	ｺｰﾙﾛｰﾝ及び買入手形	203,958	66,903	137,055	86,959	116,999
Commercial paper and other debts purchased	買入金銭債権	217,022	144,461	72,561	200,976	16,046
Trading assets	特定取引資産	58,686	42,613	16,073	50,925	7,761
Securities	有価証券	1,099,596	1,243,425	△143,829	1,432,580	(332,984)
Loans and bills discounted	貸出金	1,750,580	7,534,264	216,316	7,790,062	(39,482)
Foreign exchanges assets	外国為替	5,559	6,803	△1,244	6,261	(702)
Other assets	その他資産	122,540	119,417	3,123	90,100	32,440
Premises and equipment	動産不動産	139,478	144,134	(4,656)	141,617	(2,139)
Deferred tax assets	繰延税金資産	46,137	71,749	(25,612)	48,787	(2,650)
Goodwill	連結調整勘定	998	—	998	1,056	(58)
Customers' liabilities for acceptances and guarantees	支払承諾見返	339,778	303,426	36,352	349,167	(9,389)
Allowance for possible loan losses	貸倒引当金	(69,918)	(83,758)	13,840	(74,850)	4,932
Total Assets	資産の部合計	10,538,486	10,247,158	291,328	10,690,128	(151,642)
LIABILITIES :	(負債の部)					
Deposits	預金	9,103,518	8,992,700	110,818	9,257,078	(153,560)
Negotiable CDs	譲渡性預金	68,513	78,657	(10,144)	39,861	28,652
Call money and bills sold	ｺｰﾙﾏﾈｰ及び売渡手形	168,198	357	167,841	168,186	12
Trading liabilities	特定取引負債	2,623	2,389	234	2,165	458
Borrowed money	借用金	33,309	63,857	(30,548)	33,439	(130)
Foreign exchanges liabilities	外国為替	39	77	(38)	60	(21)
Bonds and notes	社債	76,000	85,999	(9,999)	86,000	(10,000)
Other liabilities	その他負債	122,945	83,585	39,360	130,878	(7,933)
Liability for employees' retirement benefits	退職給付引当金	75	66	9	74	1
Allowance under special laws	特別法上の引当金	—	0	(0)	—	—
Deferred tax liabilities for land revaluation	再評価に係る繰延税金負債	22,773	22,995	(222)	22,773	—
Negative goodwill	連結調整勘定	—	44	(44)	—	—
Acceptances and guarantees	支払承諾	339,778	303,426	36,352	349,167	(9,389)
Total Liabilities	負債の部合計	9,937,776	9,634,159	303,617	10,089,684	(151,908)
MINORITY INTERESTS STOCKHOLDERS' EQUITY:	(少数株主持分)					
Minority interests stockholders' equity	少数株主持分	3,561	4,395	(834)	3,557	4
STOCKHOLDERS' EQUITY:	(資本の部)					
Common stock and preferred stock	資本金	214,873	214,807	66	214,862	11
Capital surplus	資本剰余金	176,492	176,424	68	176,482	10
Retained earning	利益剰余金	148,444	157,415	(8,971)	170,107	(21,663)
Land revaluation surplus	土地再評価差額金	32,048	32,266	(218)	32,048	—
Net unrealized gain(loss) on available-for-sale securities	その他有価証券評価差額金	25,845	28,147	(2,302)	26,202	(357)
Foreign currency translation adjustments	為替換算調整勘定	(0)	(0)	0	(0)	0
Treasury stock	自己株式	(556)	(457)	(99)	(22,815)	22,259
Total stockholders' equity	資本の部合計	597,148	608,603	(11,455)	596,886	262
Total Liabilities, Minority Interests and Stockholders' Equity	負債、少数株主持分及び資本の部合計	10,538,486	10,247,158	291,328	10,690,128	(151,642)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Consolidated Statement of Income *(Unaudited)*
2．四半期連結損益計算書

(Unit:millions of yen)

		1st Quarter FY2005(A)	1st Quarter FY2004(B)	Increase/(Decrease) (A)-(B)	FY2004 (Reference)
Income :	経常収益	55,568	57,683	(2,115)	260,599
Interest income	資金運用収益	41,603	42,453	(850)	174,385
Interest on loans and discounts	(うち貸出金利息)	(37,719)	(39,240)	(1,521)	(155,192)
Interest and dividends on investment securities	(うち有価証券利息配当金)	(2,757)	(2,638)	(119)	(16,324)
Fees and commissions	役務取引等収益	11,504	10,200	1,304	46,359
Trading profits	特定取引収益	150	174	(24)	924
Other operating income	その他業務収益	1,767	3,420	(1,653)	20,096
Other income	その他経常収益	542	1,434	(892)	18,833
Expenses :	経常費用	35,892	40,310	(4,418)	164,116
Interest expenses	資金調達費用	1,564	1,709	(145)	5,941
Interest on deposits	(うち預金利息)	(878)	(593)	(285)	(2,359)
Fees and commissions	役務取引等費用	831	743	88	8,588
Trading lossses	特定取引費用	86	—	86	143
Other operating expenses	その他業務費用	1,781	2,451	(670)	12,396
General and administrative expenses	営業経費	22,205	22,169	36	87,290
Other expenses	その他経常費用	9,424	13,235	(3,811)	49,755
Ordinary profit	経常利益	19,675	17,373	2,302	96,482
Special gains	特別利益	1,203	766	437	4,690
Special losses	特別損失	131	437	(306)	1,397
Income before income taxes and minority interests	税金等調整前四半期(当期)純利益	20,747	17,701	3,046	99,775
Current income taxes	法人税、住民税及び事業税	5,169	3,691	1,478	13,863
Deferred income taxes	法人税等調整額	2,903	3,763	(860)	27,835
Minority interests in net income	少数株主利益	12	(142)	154	368
Net income	四半期(当期)純利益	12,660	10,390	2,270	57,706

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Consolidated Statement of Retained Earnings*(Unaudited)*
3．四半期連結剰余金計算書

(Unit:millions of yen)

		1st Quarter FY2005(A)	1st Quarter FY2004(B)	Increase/(Decrease) (A)-(B)	FY2004 (Reference)
Capital surplus	（資本剰余金の部）				
Balance of capital surplus at beginning of year	資本剰余金期首残高	176,482	149,839	26,643	149,839
Increase	資本剰余金増加高	10	26,584	(26,574)	26,642
Conversion of CB which issued under the previous commercial low in Japan	旧商法に基づき発行された転換社債の転換による増加高	–	26,564	(26,564)	26,564
Issuance of common stock due to capital increase	増資による新株の発行	10	20	(10)	74
Increase due to merger	自己株式処分差益	–	0	(0)	2
Decrease	資本剰余金減少高	0	–	0	–
Losses on disposition of treasury stocks	自己株式処分差損	0	–	0	–
Balance of capital surplus at end of interim term	資本剰余金四半期末（期末）残高	176,492	176,424	68	176,482
Retained earnings	（利益剰余金の部）				
Balance of retained earning at beginning of year	利益剰余金期首残高	170,107	154,127	15,980	154,132
Increase	利益剰余金増加高	12,660	10,413	2,247	57,947
Interim net income	四半期（当期）純利益	12,660	10,390	2,270	57,706
Increase due to transfer of land revaluation excess	土地再評価差額金の取崩による増加高	–	23	(23)	241
Decrease	利益剰余金減少高	34,323	7,125	27,198	41,972
Dividends	配当金	11,994	7,125	4,869	7,130
Bonus for directors and corporate auditors	役員賞与	49	–	49	–
Retirement of treasury stock	自己株式消却額	22,279	–	22,279	34,842
Balance of retained earnings at end of interim term	利益剰余金四半期末（期末）残高	148,444	157,415	(8,971)	170,107

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

Financial Information for 1st Quarter of the Fiscal Year ending March 31, 2006 *(Unaudited)*

四半期情報の開示について

1. Income status (Non-consolidated)

(Unit:Billion of yen)　　(Unit:Billion of yen)

		1st Quarter FY2005(3momths)(A)	Increase /(Decrease)(A)-(B)	1st Quarter FY2004(3momths)(B)	Anticipation 1st Half FY2004 (6months)
Gross operating income	業務粗利益	49.0	(0.5)	49.5	100.0
Gross operating income from domestic operations	国内業務部門利益	48.0	(0.7)	48.7	96.9
Interest income	資金利益	39.4	(0.5)	39.9	81.3
Fees and commissions	役務取引等利益	9.0	1.1	7.9	15.4
Trading profits	特定取引利益	0.1	(0.3)	0.4	
Other operating income	その他業務利益	(0.5)	(0.9)	0.4	
Gross operating income from international operations	国際業務部門利益(外貨建部門)	1.0	0.2	0.8	3.1
Expenses	経費	21.5	0.3	21.2	43.0
Of which, personnel	うち人件費	7.7	0.3	7.4	
Of which, facilities	うち物件費	12.2	0.1	12.1	
Net business profit (before transfer to allowance for possible loan losses)	業務純益 (一般貸倒引当金繰入前)	27.5	(0.7)	28.2	57.0
Transfer to allowance for possible loan losses	一般貸倒引当金繰入	?	(0.7)	0.7	
Net business profit (after transfer to allowance for possible loan losses)	業務純益 (一般貸倒引当金繰入後)	27.5	0.1	27.4	
Unusual profits and losses	臨時損益	(7.7)	2.0	(9.7)	
Of which, disposal of bad debts	うち不良債権処理額	7.5	(2.0)	9.5	
(Including transfer to and from allowance for possible loan losses)	(一般貸倒引当金繰入・貸倒引当金取崩を含む)	7.1	(3.2)	10.3	15.0
Of which,gains or losses on securities	うち株式関連損益	(0.0)	(0.6)	0.6	1.0
Of which, losses on devaluation of securities	うち株式等償却	0.0	0.0	0.0	
Ordinary profit	経常利益	19.8	2.1	17.7	42.0
Special gains and losses	特別損益	0.9	0.9	0.0	
Income taxes-deferred	法人税等(法人税等調整額を含む)	8.0	1.1	6.9	
Net income	四半期(当期)純利益	12.7	1.9	10.8	26.0

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Credits disclosed under the Financial Reconstruction Law（Non-consolidated)

(Unit: Billion of yen, %)

	June 30 2005	Mar. 31 2005 (Reference)
Unrecoverable or valueless claims 破産更生債権及びこれらに準ずる債権	26.0	28.3
Doubtful claims 危険債権	162.0	182.8
Claims in need of special caution 要管理債権	50.4	48.6
Total problem claims 要管理債権以下 計 A	238.4	259.8
Claims to borrowers in need of caution (excluding claims to borrowers in need of special caution) 要管理債権以外の要注意先債権	681.7	708.5
Claims to normal borrowers 正常先債権	6,982.1	6,976.0
Total normal claims 正常債権 計	7,663.9	7,684.5
Total claims 合計 B	7,902.4	7,944.4

	June 30 2005	Mar. 31 2005 (Reference)
Percentage of claims in need of special caution or below 要管理債権以下の割合 A/B	3.0	3.2

3. Capital ratio（based on domestic standards）

	Sep.30 2005 (Planning)	Mar. 31 2005 (Results)
Capital ratio (consolidated) 連結自己資本比率	Latter half of 10%	10.95%
Tier I capital ratio(consolidated) 連結 Tier I 比率	8% mid	8.39%

4. Gains or Losses from valuation of marketable securities（Non-consolidated)

(Unit: billion yen) / (Unit: Billion of yen)

	June 30 2005				Mar. 31 2005 (Reference)			
	Market Value 時価	Gains or Losses from Valuation 評価差額	Gains うち益	Losses うち損	Market Value 時価	Gains or Losses from Valuation 評価差額	Gains うち益	Losses うち損
Other Securities その他有価証券	991.8	43.2	53.8	10.6	1,316.1	43.8	52.5	8.7
Stocks 株式	177.5	40.1	50.1	9.9	180.0	42.5	50.0	7.5
Bonds 債券	580.6	2.1	2.3	0.2	935.6	1.3	1.8	0.4
Others その他	233.6	0.9	1.3	0.4	200.4	(0.0)	0.6	0.7

(Unit: Billion of yen) / (Unit: Billion of yen)

	June 30 2005				Mar. 31 2005 (Reference)			
	Book Value 帳簿価額	Gains or Losses from Valuation 含み損益	Gains うち益	Losses うち損	Book Value 帳簿価額	Gains or Losses from Valuation 含み損益	Gains うち益	Losses うち損
Bonds held to Maturity 満期保有目的の債券	37.5	0.7	0.7	0.0	36.5	0.2	0.2	0.0

5. Derivative transactions (Non-consolidated)

(1)Interest related transaction

(Unit: Billion of yen)

	Transaction Type 種類	June 30 2005 Contract Amount 契約額等	June 30 2005 Market Value 時価	June 30 2005 Gains or losses from Valuation 評価損益	Mar. 31 2005 (Reference) Contract Amount 契約額等	Mar. 31 2005 (Reference) Market Value 時価	Mar. 31 2005 (Reference) Gains or losses from valuation 評価損益
Market 取引所	Futures 金利先物	45.2	(0.0)	(0.0)	72.9	(0.0)	(0.0)
OTC 店頭	Interest rate swaps 金利ｽﾜｯﾌﾟ	3,189.5	2.4	2.9	2,803.4	2.2	3.7
	Others その他	114.8	(0.1)	1.5	114.0	(0.2)	1.5
Total 合計				4.4			5.2

(2)Currency related transactions

(Unit: Billion of yen)

	Transaction Type 種類	June 30 2005 Contract Amount 契約額等	June 30 2005 Market Value 時価	June 30 2005 Gains or Losses from valuation 評価損益	Mar. 31 2005 (Reference) Contract Amount 契約額等	Mar. 31 2005 (Reference) Market Value 時価	Mar. 31 2005 (Reference) Gains or losses from valuation 評価損益
OTC 店頭	Currency swaps 通貨ｽﾜｯﾌﾟ	132.6	0.2	0.2	272.4	0.3	0.3
	Forward contract 為替予約	107.0	(0.0)	(0.0)	26.4	(0.0)	(0.0)
	Currency options 通貨ｵﾌﾟｼｮﾝ	30.7	0.0	0.0	21.2	0.0	0.0
Total 合計				0.2			(0.4)

(3)Stocks related transactions

Not Applicable

(4)Bonds related transactions

(Unit: Billion of yen)

	Transaction Type 種類	June 30 2005 Contract Amount 契約額等	June 30 2005 Market Value 時価	June 30 2005 Gains or losses from valuation 評価損益	Mar. 31 2005 (Reference) Contract Amount 契約額等	Mar. 31 2005 (Reference) Market Value 時価	Mar. 31 2005 (Reference) Gains or losses from valuation 評価損益
Market 取引所	Bonds futures 債券先物	7.0	(0.0)	(0.0)	11.7	(0.0)	(0.0)
OTC 店頭	Bond OTC option 債券店頭ｵﾌﾟｼｮﾝ	20.0	0.2	(0.0)	—	—	—
Total 合計				(0.0)			(0.0)

(5)Commodity related transactions

Not Applicable

(6)Credit derivative transactions

Not Applicable

6. Domestic deposits/Domestic loans and bills discounted（Non-consolidated）

(Unit: Billion of yen)　(Unit: Billion of yen)

	June 30 2005	June 30 2004	Mar. 31 2005 (Reference)
Deposits (individuals) 国内個人預金	7,054.1	6,929.9	6,879.0
Of which liquidity deposit うち流動性預金	4,211.4	3,984.8	4,006.3
Of which term deposit うち定期性預金	2,781.7	2,884.2	2,807.2
Deposits(corporation) 国内法人預金	1,706.9	1,747.4	1,727.7
Deposits(others) 国内その他預金	356.0	325.2	679.7
Total 国内預金合計	9,117.0	9,002.5	9,286.5
Non-deposit products for Individuals (Reference) (参考)個人投資型商品合計	1,044.0	810.3	985.2

	June 30 2005	June 30 2004	Mar. 31 2005 (Reference)
Loans and bills discounted 国内貸出金	7,752.4	7,536.9	7,792.4